# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STARZ ENTERTAINMENT CORP /CN/, CIK 0000929351
CUSIP: 855919106
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2700 COLORADO AVENUE, SUITE 200, SANTA MONICA, California (CA), 90404
Date of event which requires filing of this statement: 03/04/2026
Amends the filing with accession number 0000950142-25-001310
Filed by CIK 0001905374
Persons authorized to receive notices and communications: William Barratt, Liberty 77 Capital L.P., 2099 Pennsylvania Ave NW, Washington, District Of Columbia (DC), 20006, 202-984-7070

## Reporting persons
- Liberty 77 Capital L.P. (CIK 0001905374): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Liberty 77 Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Liberty 77 Fund International L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Liberty 77 Capital Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Liberty Capital L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- STM Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Steven T. Mnuchin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: STARZ ENTERTAINMENT CORP /CN/
Address of issuer's principal executive offices: 2700 COLORADO AVENUE, SUITE 200, SANTA MONICA, California (CA), 90404
Comment: This Amendment No. 9 amends and supplements the statement on Schedule 13D, dated September 5, 2023, as amended through the date hereof (as so amended, the "Schedule 13D"), and is being filed with the Securities and Exchange Commission by the "Reporting Persons" identified herein relating to the Common Shares (the "Common Shares"), of Starz Entertainment Corp., formerly known as Lions Gate Entertainment Corp., a corporation existing under the laws of British Columbia (the "Issuer"), with its principal executive offices located at 250 Howe Street, 20th Floor, Vancouver, British Columbia, V6C 3R8, Canada and 1647 Stewart Street, Santa Monica, California 90404, United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the Cover Page of each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See the Cover Page of each Reporting Person.
Transactions in the class effected during the past sixty days: On March 4, 2026, the Liberty Funds entered into an agreement to sell all of the shares owned by them in a private sale transaction for aggregate consideration of $25 million. The transaction is expected to close as soon as reasonably practicable, and in any event no later than March 13, 2026.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons will cease to be the beneficial owners of Common Shares upon completion of the sale described in Item 5(c). The Cover Page of each Reporting Person reflects the effects of the closing of the transaction.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The sale described in Item 5(c) above was made pursuant to a Stock Purchase Agreement, dated March 4, 2026. The form of such agreement is included in response to Item 7 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7. Materials to be Filed as Exhibits

1. Form of Stock Purchase Agreement

## Signatures
- Liberty 77 Capital L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (03/05/2026)
- Liberty 77 Fund L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Authorized Person (03/05/2026)
- Liberty 77 Fund International L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Authorized Person (03/05/2026)
- Liberty 77 Capital Partners L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (03/05/2026)
- Liberty Capital L.L.C.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (03/05/2026)
- STM Partners LLC: /s/ Jesse M. Burwell, Jesse M. Burwell as attorney-in-fact for Steven T. Mnuchin (03/05/2026)
- Steven T. Mnuchin: /s/ Jesse M. Burwell, Jesse M. Burwell as attorney-in-fact for Steven T. Mnuchin (03/05/2026)